February 17, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:     Martin James, Senior Assistant Chief Accountant

Re:       Sono-Tek Corporation

Form 10-K for the fiscal year ended February 28, 2011

Filed May 23, 2011

File No. 0-16035

Gentlemen:

Sono-Tek Corporation (the “Company”) is in receipt of the Staff’s comment letter dated January 25, 2012. Set forth below is the Company’s response to the Staff’s comment contained in such letter.

Form 10-K for the Fiscal Year Ended February 28, 2011

Report of Independent Registered Public Accounting Firm, page 29

1.                  Please amend your filing to include a report from your independent registered public accounting firm that indicates that the firm conducted its audit in accordance with the “standards of the Public Company Accounting Oversight Board (United States).” The reference in the current report to the auditing standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1.

RESPONSE:

Upon review by our independent auditors of the opinion that they issued in connection with our financial statements for the fiscal year February 28, 2011, our independent auditors agree with the Staff’s conclusion that the inclusion of the word “auditing” in the sentence noted above was made in error. However, our independent auditors classify the inclusion of the extra word as an immaterial, inadvertent oversight. Although technically not compliant with paragraph 3 of PCAOB Auditing Standard No. 1, our independent auditors do not believe that the presence of the extra word makes the audit opinion materially misleading to a reader. In addition, our independent auditors have informed us that they have conducted a review of recent opinions that they have issued in connection with audits of other registrants and have found that the mistake in the opinion issued in connection with our statements was a one-time occurrence and no other such mistakes were found among any of their opinions pertaining to the financial statements of other registrants.

Sono-Tek Corporation

2012 Route 9W, Building 3 Milton, NY 12547 Phone 845.795.2020 Fax 845.795.5420 Email sbagley@sono-tek.com www.sono-tek.com

ISO CERTIFIED

Accordingly, we do not believe that an amendment to our financial statements is necessary because of the inclusion of the word “auditing” in the above referenced sentence. As a whole, we believe that our financial statements are free of material misstatements and the inclusion of the word “auditing” does not represent a material misstatement. On the basis of the foregoing, we respectfully request that the Staff reconsider its position and that we not be required to incur the additional costs involved in an amendment to our financial statements and our 10-K to address this minor error.

Our current fiscal year end will end on February 29, 2012 and we will be filing our Form 10-K by May 30, 2012. We hereby assure the Staff, that our Form 10-K for the year ended February 29, 2012 will not include the word “auditing” in our independent auditors report.

In responding to your comments the Company acknowledges that it (1) is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions concerning the foregoing responses. Thank you.

Sincerely,

/s/ Stephen J. Bagley

Stephen J. Bagley

Chief Financial Officer

Sono-Tek Corporation

2012 Route 9W, Building 3 Milton, NY 12547 Phone 845.795.2020 Fax 845.795.5420 Email sbagley@sono-tek.com www.sono-tek.com

ISO CERTIFIED